

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 2, 2008

Ms. Jana Ahlfinger Bell
Chief Financial Officer
EFJ, Inc.
1440 Corporate Drive
Irving, TX 75038
Facsimile: (972) 819-2314

      RE: EFJ, Inc.
               Form 10-K for the year ended December 31, 2007
               Filed March 13, 2008
               File No. 0-21681

Dear Ms. Bell:

      We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 39

1.   In future filings, please provide information that enables investors to ascertain the likelihood that past performance is indicative of future performance. In addition to identifying events and factors that resulted in material line item changes during 2007, please provide a more detailed analysis of the underlying causes materially impacting

your results of operations as well as insight into management's views on how material known events, trends and uncertainties could potentially impact results of operations in the future. Refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release No. 33-8350) available at http://www.sec.gov/rules/interp/33-8350.htm. For example, discuss the following types of information in more detail:

- Your overall revenue and gross margin trends, including known information that is expected to materially impact future performance, such as large orders, your order backlog, the decline in Transcrypt revenues, and the variety of factors regarding expected 3eTI performance that led to the $5.5 million impairment charge; and

- Management's assessments and conclusions regarding future performance that resulted in a $26.5 million increase in your valuation allowance on net deferred tax assets.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       Please contact John Harrington, Attorney-Advisor, at (202) 551-3576 or me at (202) 551-3810 with any other questions.

                                           Sincerely,

                                           Robert Bartelmes
                                           Senior Financial Analyst